MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2019

TABLE OF CONTENTS
2019 FIRST QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	3
Wheeler River Project	6
Exploration Pipeline Properties	10
LIQUIDITY AND CAPITAL RESOURCES	15
OUTLOOK FOR 2019	17
ADDITIONAL INFORMATION	17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 1, 2019 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2019. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2018. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2019 FIRST QUARTER PERFORMANCE HIGHLIGHTS

■
Execution of activities to advance the Wheeler River Project

During the first quarter of 2019, the Company executed on its decision to advance the Wheeler River Project (‘Wheeler River’) following the release of the project’s Pre-Feasibility Study (‘PFS’) in 2018. Activities in the quarter include the submission of the Project Description (‘PD’) to the Canadian Nuclear Safety Commission (‘CNSC’) and a Technical Proposal to the Saskatchewan Ministry of Environment – acceptance of which are required to officially initiate the Environmental Assessment (‘EA’) process. In addition, engineering activities continue in regards to the proposed Phoenix In-Situ Recovery (‘ISR’) project – including the advancement of the ISR field test planned for the summer of 2019, as well as certain other studies designed to support the future Feasibility Study (‘FS’).

■
Successful completion of winter exploration drilling programs

At Wheeler River, the Company discovered unconformity-hosted uranium mineralization along the southern portion of the K West trend, including 0.08% eU3O8 over 1.3 metres in drill hole WR-756, accompanied by strong sulphide mineralization and other geological features commonly associated with unconformity-related uranium deposits. Follow up of the result in drill hole WR-756 is warranted, particularly given the wide spacing of reconnaissance drill holes completed on this portion of the K West trend – roughly 600 metre spacing of drill holes along strike.

At Waterbury Lake, follow-up drilling completed at the GB Zone intersected basement-hosted mineralization in multiple drill holes, including 0.15% U3O8 over 6.0 metres in drill hole WAT19-480, and 0.25% U3O8 over 2.0 metres and 0.22% U3O8 over 1.5 metres in drill hole WAT19-486.

■
Renewal of Management Services Agreement with Uranium Participation Corp.

The Company, through its subsidiary, Denison Mines Inc., has entered into a new five year agreement to provide management services to Uranium Participation Corp. (‘UPC’). The Company’s 2019 Outlook includes $1,920,000 in estimated management fees from UPC, based on a uranium price of US$28.75 per pound U3O8, and excludes any additional fees that may become payable to Denison as a result of future uranium purchases or sales. Based on the fees estimated for 2019, the new agreement has the potential to generate over $9,000,000 in management fees to Denison over the five year term.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 310,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of UPC, a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION
(in thousands)	As at March 31, 2019	As at December 31, 2018

Financial Position:
Cash and cash equivalents	$19,027	$23,207

Working capital	$14,125	$19,221
Property, plant and equipment	$258,241	$258,291
Total assets	$307,664	$312,187
Total long-term liabilities(1)	$76,935	$77,455

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2019	2018	2018	2018
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Continuing Operations:
Total revenues	$3,976	$4,144	$3,729	$4,104
Net loss	$(5,335)	$(13,642)	$(3,884)	$(5,583)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)

	2018	2017	2017	2017
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Continuing Operations:
Total revenues	$3,573	$4,536	$3,753	$4,043
Net loss	$(6,968)	$(1,833)	$(7,627)	$(8,870)
Basic and diluted loss per share	$(0.01)	$-	$(0.01)	$(0.02)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine.
●
Revenues from DES fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada,’ formerly AREVA Resources Canada Inc.) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

During the three months ended March 31, 2019, the McClean Lake mill processed 4.9 million pounds U3O8 for the CLJV (March 31, 2018 – 4.4 million pounds U3O8) and recorded toll milling revenue of $1,263,000 (March 31, 2018 – $780,000). The increase in toll milling revenue in the current quarter, as compared to the prior year, is due to several factors. Firstly, the mill processed more pounds U3O8 in the first quarter of 2019 as compared to the first quarter of 2018. Secondly, during the first quarter of 2018, as a result in an update to the published Cigar Lake mineral resource estimate in the quarter, the Company recorded a negative non-cash cumulative catch-up accounting adjustment of $322,000, which reduced the toll milling activity in that period. During the current quarter, the Company recorded a nominal $26,000 positive non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in the first quarter of 2019.

During the three months ended March 31, 2019, the Company also recorded accounting accretion expense of $800,000 on the toll milling deferred revenue balance (March 31, 2018 – $829,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With operations in Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to various customers.

Revenue from DES during the three months ended March 31, 2019 was $2,237,000 (March 31, 2018 - $2,378,000). The decrease in revenue in the first quarter of 2019, as compared to 2018, was due to a decrease in activity at certain care and maintenance sites.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three months ended March 31, 2019, revenue from the Company’s management contract with UPC was $476,000 (March 31, 2018 - $415,000). The increase in revenues during the first quarter of 2019, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), partially offset by a decrease in commission-based fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the three months ended March 31, 2019, compared to the prior year, resulting from both higher uranium spot prices and increased uranium holdings. The decrease in commission-based fees was due to a decrease in uranium purchases by UPC during the current period, as compared to the prior year. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, and may also include certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake.

Operating expenses in the three months ended March 31, 2019 were $1,210,000 (March 31, 2018 – $1,442,000). In the first quarter of 2019, operating expenses included depreciation of the McClean Lake mill of $855,000 (March 31, 2018 - $839,000), as a result of processing approximately 4.9 million pounds U3O8 for the CLJV (March 31, 2018 – 4.4 million pounds).

MANAGEMENT’S DISCUSSION & ANALYSIS

In the three months ended March 31, 2019, operating expenses also included development and other operating costs related to the MLJV of $355,000 (March 31, 2018 – $603,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Environmental Services

Operating expenses during the three months ended March 31, 2019 totaled $2,052,000 (March 31, 2018 - $2,024,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the first quarter of 2019, Denison’s share of exploration and evaluation expenditures was $4,229,000 (March 31, 2018 - $6,254,000). The decrease in exploration and evaluation expenditures, compared to the prior period, was due to a decrease in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the 2019 winter exploration activities, which were completed by the end of March 2019. All exploration and evaluation expenditure information in this MD&A covers the quarter ended March 31, 2019.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m) (5)	Other activities
Wheeler River	90%(1)	7,434 (14 holes)	Engineering and EA activities
Waterbury Lake	65.92%(2)	5,735 (15 holes)	-
Hook-Carter	80%(3)	4,797 (6 holes)	-
Waterfound River	14.42%(4)	5,110 (7 holes)	-
Total		23,076 (42 holes)
Notes:
1.
JCU (Canada) Exploration Company Limited (‘JCU’) is currently funding their 10% portion of exploration and evaluation expenditure and therefore ownership interests are not expected to change during 2019.
2.
The Company’s ownership as at December 31, 2018. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), has elected not to fund the 2019 exploration program and will dilute its ownership interest. As a result, Denison’s interest will increase.
3.
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
4.
Denison has elected not to fund its 14.42% share of the $1,600,000 2019 drilling program planned by the operator, Orano Canada. Accordingly, Denison’s ownership interest will decrease.
5.
The Company reports total metres drilled and the number of holes that were successfully completed to their target depth.

The Company’s land position in the Athabasca Basin, as of March 31, 2019, is illustrated in the figure below. The Company’s Athabasca land package decreased during the first quarter of 2019 from 320,834 hectares (292 claims) to 311,908 hectares (291 claims) due to the lapsing of low-priority claims belonging to the Johnston Lake, Bell Lake and Stevenson River properties, offset by the staking of additional claims at the Hook-Carter property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2019
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Johnston Lake
Waterbury
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Candle
Darby
Packrat
Park Creek
Jasper Lake
West Bear
Hook-Carter
Triple R
Epp Lake
Marten
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Moon Lake
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
Ford Lake
South Dufferin
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
PFS results suggest Phoenix may become the lowest cost uranium mining operation globally

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax net present value (‘NPV’) of $1.31 billion (8% discount rate), internal rate of return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Probable mineral reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated mineral resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred mineral resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

Outside of the Phoenix and Gryphon deposits, Wheeler River has significant exploration potential for the discovery of additional high-grade uranium deposits. The Project’s significant repository of geophysical and historic drilling data has facilitated the identification of numerous regional high-priority target areas in accordance with the Company’s latest exploration models. Many of the target areas have the potential to host high-grade uniformity-hosted deposits, similar to Phoenix, that may be amenable to the use of the low-cost ISR mining method identified for the Phoenix deposit in the Company’s PFS. Following almost ten years of exploration drilling focused largely on the Phoenix and Gryphon deposits, a multi-year plan has been developed to explore these target areas, which commenced in 2018, and is continuing in 2019.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the first quarter of 2019, Denison’s share of evaluation costs at Wheeler River amounted to $442,000 (March 31, 2018 - $866,000), which consisted primarily of work related to the EA as well as engineering activities in support of a FS.

Environmental and Sustainability Activities

During the first quarter of 2019, the company prepared and submitted the Wheeler River PD to the CNSC, which is the lead federal regulatory agency for the project. The Company also prepared and submitted the complimentary provincial submissions (the Technical Proposal and Terms of Reference) to the Saskatchewan Ministry of Environment. Acceptance of these documents, by the respective regulatory agencies, is expected to officially initiate the federal and provincial EA processes.

Environmental baseline data collection activities continued during the quarter, with additional environmental baseline field programs planned for the balance of 2019. Certain data collection activities require warm weather; accordingly, field activities are expected to ramp up during the second quarter, as the spring weather permits.

In addition, during the first quarter of 2019, the Company continued with its ongoing community consultation and engagement efforts – including meetings with community leadership and economic development groups, as well as more informal correspondence with stakeholders.

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

To optimize future work leading into the FS, a series of third party reviews were initiated in the first quarter of 2019 on key aspects of the PFS designs – including capital cost estimates, surface facilities designs, earthworks designs related to the Phoenix site, electrical designs for the Phoenix operation, as well as certain elements of the Gryphon mine design.

The Company also advanced the design of its detailed plans for the ISR field test which is scheduled to commence late in the second quarter of 2019. The scope of the work required as part of the ISR field test includes both the test work required to support the FS, as well as the test work required to provide sufficient data for the environmental monitoring requirements of the EA permitting process. To date, indications are that the cost of the program will be higher than as disclosed in the 2019 Outlook.

Exploration Program

Denison’s share of exploration costs at Wheeler River were $1,575,000 during the quarter ended March 31, 2019 (March 31, 2018 – $3,127,000). Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the 2019 exploration drilling program is focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional ISR amenable uranium deposits.

The winter 2019 drilling program commenced in early January and was concluded by the end of March. A single diamond drill rig was utilized, which completed 7,434 metres in 14 drill holes.

Target Areas		Total Holes Completed	Total Meters

Regional	O Zone	4	2,091
	Q South East	2	714
	K South	2	1,017
	K West	3	1,899
	M Zone	2	1,116
	Gryphon South	1	597
Total		14	7,434

The locations of the regional target areas are provided in the figure below. Highlight drilling results included:

K West – Unconformity-hosted mineralization was intersected in drill hole WR-756, highlighted by 0.08% eU3O8 over 1.3 metres from 540.9 metres (unconformity intersected at 543.8 metres). The mineralization was accompanied by strong sulphide mineralization and other geological features commonly associated with unconformity-related deposits, including highly structured and hydrothermally altered sandstone and faulted graphitic basement rocks. Significant fault zones both within the lower sandstone and upper basement indicate additional unconformity targets exist to the southeast and northwest along section, respectively. While the other two holes completed at K West, on 600 metre centers along strike, did not intersect the optimal target area on their respective sections, they both intersected significant structure and alteration in the sandstone – confirming the presence of a mineralizing system along the southern portion of the K West trend. These initial drill holes have provided the early geological indicators needed for further systematic drill testing along this largely untested trend.

Q South East – Two drill holes, completed as a fence, were designed to test an unconformity target on the eastern edge of the Quartzite Ridge – a geological setting analogous to the Phoenix deposit. The drill holes intersected structured and hydrothermally altered sandstone, an unconformity offset of 16 metres and basement stratigraphy identical to the Phoenix deposit. Targets exist along strike, particularly to the northeast along the eastern edge of the Quartzite Ridge, which is largely untested for 8.8 kilometres.

K South – Drill hole WR-749 intersected anomalous uranium in both the upper sandstone (average 1.29 parts per million (‘ppm’) uranium from 15 to 130 metres) and the lower sandstone (average 1.03 ppm uranium from 360 to 435 metres). The lower sandstone was also marked by significant hydrothermal alteration including anomalous clay signatures up to 80 metres above the unconformity. The granite intersected at the unconformity, at 465 metres, indicates the drill hole overshot the optimal target. The highly anomalous sandstone signatures indicate compelling future targets remain to the southeast, and along strike, where graphitic basement rocks and associated structure are interpreted to occur (subcrop) at the unconformity.

MANAGEMENT’S DISCUSSION & ANALYSIS

O Zone – The testing of DCIP resistivity targets confirmed the presence of a major post-Athabasca thrust fault with an unconformity offset of over 60 vertical metres and associated significant sandstone structure and hydrothermal alteration. Additional targets exist over the 3 kilometres of interpreted strike length along the O Zone thrust fault.

Exploration Pipeline Properties

During the 2019 winter season, Denison also carried out drilling programs at Waterbury Lake and Hook-Carter, and a winter drilling program at the Waterfound River project was carried out by the operator, Orano Canada. While spending on exploration pipeline projects has generally been reduced compared to prior years, exploration activities continue to deliver encouraging results generally warranting follow-up.

Waterbury Lake Project

Denison’s 65.92% owned Waterbury Lake project, which includes the J Zone and Huskie uranium deposits, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest and Midwest A deposits. The project partner, KWULP (34.06% interest), has elected not to fund the 2019 program and will dilute their ownership interest. Total exploration costs incurred during the three months ended March 31, 2019 were $1,133,000 (March 31, 2018 - $1,715,000). Denison’s share of the exploration costs during the first quarter of 2019 was $747,000 (March 31, 2018 - $1,101,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

The winter 2019 drilling program commenced in January and was concluded in March. Activities focused on drill testing priority target areas associated with the regional Midwest Structure, which is interpreted to be located along the eastern portion of the Waterbury Lake property (see figure below). Target areas tested included the GB Zone (3,385 metres, 9 drill holes), Oban South (1,127 metres, 3 drill holes), GB Northeast (323 metres, 1 drill hole) and the Midwest Extension (900 metres, 2 drill holes), with highlight results described below:

GB Zone – Nine drill holes were completed to follow-up on basement-hosted mineralization discovered during the summer 2018 drilling program (see Denison’s press release dated September 17, 2018). The winter 2019 drill holes were oriented steeply to the northeast on an approximate 100 x 100 metre spacing to test the faulted graphitic basement sequence which dips steeply to the southwest. Basement-hosted mineralization was intersected in drill hole WAT19-480, highlighted by 0.15% U3O8 over 6.0 metres, including 0.26% U3O8 over 3.0 metres. Additional basement-hosted mineralized intercepts were obtained approximately 100 metres to the southeast of WAT19-480 in drill hole WAT19-486 highlighted by 0.25% U3O8 over 2.0 metres and 0.22% U3O8 over 1.5 metres. The remainder of the holes encountered variable amounts of basement structure and alteration, often associated with anomalous geochemistry. The up-dip projection of the mineralized faults was tested at the unconformity, where two drill holes encountered significant hydrothermal alteration but no significant mineralization. A detailed interpretation of the drilling results is underway to evaluate additional targets. Highlight assay results are provided in the table below.

HIGHLIGHTS OF WINTER 2019 ASSAY RESULTS FOR GB ZONE DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% U3O8)1,2,4
WAT19-480	263.0	269.0	6.0	0.15
including(3)	263.0	266.0	3.0	0.26
WAT19-486	293.5	294.5	1.0	0.15
and	300.0	301.0	1.0	0.10
and	309.5	311.5	2.0	0.25
and	325.0	326.0	1.0	0.10
and	330.0	331.5	1.5	0.22
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 0.1% U3O8.
4.
Composites are compiled using 1.0 metre minimum thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northeast and the mineralized lenses are interpreted to dip steeply to the southwest, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Oban South – The target area at Oban South comprises the interpreted intersection of the east-west trending Oban South graphitic conductor and the north-northeast trending regional Midwest structure. Three drill holes were completed as an initial test of the geological concept. The drilling successfully identified a faulted graphitic unit within the basement, which was hydrothermally altered, and a broad zone of desilicification within the lower sandstone, which included 10 ppm uranium and over 100 ppm boron within the basal 12.5 metres of sandstone immediately overlying the unconformity.

GB Northeast – A single reconnaissance drill hole was completed to test a coincident airborne electromagnetic conductor and magnetic low approximately 2.5 kilometres to the northeast of the GB Zone. The drill hole intersected moderately to locally strong sandstone alteration and an altered and faulted graphitic pelite unit immediately below the unconformity. The drill hole was highlighted by a discrete spike in basement radioactivity of 1,520 counts per second (‘cps’), measured with an RS-125 gamma hand-held spectrometer, within the faulted graphitic pelite unit accompanied by elevated uranium (up to 200 ppm over 0.5 metres) and pathfinder geochemistry.

MANAGEMENT’S DISCUSSION & ANALYSIS

DENISON PROJECTS
Murphy Lake
Hatchet Lake
Waterbury North
Wolly
Waterbury Lake
J Zone
Roughrider
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
5 km
N
Future Target Area
GB Northeast Target Area
GB Trend Target Area
GB Trend
Structural Corridor
Oban South Target Area
Oban Trend
Structural Corridor
6470000 mN
Metasedimentary Corridor
Granite
Waterbury Lake Project
(Denison, KWULP)
Interpreted Regional Midwest Structure
Huskie Deposit
Structural Corridor
Structural Corridor
J Zone Deposit
Roughrider
Structural Corridor
Midwest Project
(Denison, Areva, OURD)
Midwest A Deposit
6465000 mN
Granite
Midwest Structure
Midwest Deposit
Midwest Extension Target Area
Metasedimentary Corridor
Uranium deposits
Property Boundary
2019 Drill Target Area
Interpreted Basement Geology
Granite
Metasedimentary corridors
Structural corridors
905
Provincial Highway
2 km
6460000 mN
Granite
Points North Landing
550000 mE
555000 mE
560000 mE

MANAGEMENT’S DISCUSSION & ANALYSIS

Hook-Carter Project

The Hook-Carter property consists of 82 claims covering 24,262 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco Corp., and Orano Canada), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend, with only five of eight historical drill holes (pre-2018) located along the 15 kilometres of Patterson Lake Corridor strike length. The property also covers significant portions of the Derkson and Carter Corridors, which provide additional target areas.

The property is owned 80% by Denison and 20% by ALX. Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13 and November 7, 2016). Total exploration costs incurred during the three months ended March 31, 2019 were $1,638,000, (March 31, 2018 - $1,286,000). As at March 31, 2019, the Company has spent $6,564,000 on the project, since acquisition.

During the first quarter, a diamond drilling program was carried out consisting of 4,797 metres in six completed holes (see drill hole locations in the figure below). The program was aimed at testing high-priority geophysical targets identified from the 2017 electromagnetic (moving loop TEM) and resistivity (DCIP) surveys within the interpreted extension of the Patterson Lake Corridor.

Favorable structure and alteration was encountered in the majority of the drill holes completed in the 2019 drilling program, and the initial batches of geochemical results show significant concentrations of uranium pathfinder elements, which confirm the presence of a mineralizing system on the Hook-Carter Property. Completion of the 2018 and 2019 drilling programs has provided reconnaissance level drill hole coverage along the Patterson Lake Corridor at an approximate 1,200 metre spacing in the 2017 geophysical survey area. These reconnaissance drill holes form an important initial repository of drilling data, which is expected to be used to prioritize target horizons and plan future exploration programs. Drill hole highlights from the 2019 drilling program include:

HC19-010A - Targeted a resistivity anomaly located along the eastern edge of the 2017 geophysical grid. The hole intersected weak to moderate hydrothermal alteration in the sandstone. Geochemical results returned anomalous boron values of up to 762 ppm throughout the sandstone column. An additional resistivity target is located to the southeast on this section.

HC19-011 – Tested a roughly coincident electromagnetic-resistivity anomaly 900 metres along strike to the southwest of HC19-010A. Drill hole HC19-011 intersected moderate to locally strong hydrothermal alteration in the sandstone and weakly elevated radioactivity in hematized clay near the unconformity (up to 225 cps with a handheld RS-125 spectrometer). Elevated levels of boron of up to 3,320 ppm were reported in the sandstone and immediately below the unconformity. It has been interpreted that HC19-011 likely overshot the optimal target and additional targets may exist to the southeast on section.

HC19-013A and HC19-014A – These drill holes tested electromagnetic targets, 1.5 kilometres and 2.7 kilometres along strike to the northeast of HC19-010A, respectively. HC19-013A encountered multiple zones of strongly brecciated, faulted and hydrothermally altered sandstone, particularly near the unconformity. Strongly silicified pelitic gneisses and a graphite-rich pelitic gneiss were intersected within the basement that exhibited extensive shearing, faulting and brecciation. Elevated radioactivity of up to 170 cps, measured with a handheld RS-125 spectrometer, was recorded in some of the fault zones in the basement. Collared approximately 1.2 kilometres northeast of HC19-013A, drill hole HC19-014A encountered similar sandstone structure and alteration; however, it was restricted to the basal portion of the sandstone column. A massive white clay zone, approximately three metres in thickness, was encountered at the unconformity. HC19-014A encountered strongly sheared, faulted and brecciated graphitic pelitic gneiss in the basement. Strong clay alteration and hematization followed the graphitic unit extending about 10 metres into the underlying quartz-flooded granitic gneiss. Geochemical results for HC19-013A and HC19-014A are pending.

HC19-012 – Targeted a strong electromagnetic anomaly in the central portion of the 2017 geophysical survey area. The hole was designed to test the basement below historical drill hole HK-002. Sandstone structure included several narrow zones of blocky and locally brecciated core. Significant hydrothermal alteration was noted in the sandstone. Geochemical samples analyzed from this hole returned strongly anomalous boron values up to 1000 ppm for the entire sandstone column. Structurally-controlled clay alteration was observed in multi-metre sections. A weakly to moderately bleached, locally sheared, weakly graphitic unit was intersected in the basement below HK-002.

HC19-015 – Completed approximately three kilometres southwest of HC19-011, to test a resistivity target that is coincident with a historical electromagnetic anomaly. Weak dravite and pyrite alteration was noted mostly in the upper portions of the sandstone column. The basal 30 metres were desilicified with several unconsolidated sections.

MANAGEMENT’S DISCUSSION & ANALYSIS

Basement lithologies encountered included a graphitic breccia and a weakly graphitic pelite unit. Pervasive strong quartz flooding was observed throughout the basement and elevated radioactivity of up to 350 cps was measured with a hand-held RS-125 scintillometer in a hematized zone below the unconformity. Geochemical results for HC19-015 are pending.

N
S
W
E
HK-012
EHK-003
HK-003
HC18-008
HK-011
HC18-005
HC19-014A
Hook Lake
Camp
HK-002
HC19-012
HC19-013A
Property Boundary
HC18-004
HC19-010A
HC19-011
HC18-001
HC18-003A
HK-001
HC18-002
HC18-006
HK-018
HC18-009D1
HC18-007A
HC19-015
ML81-7
DDH Collar (2019)
DDH Collar (2018)
DDH Collar (Pre-Denison)
DC Resistivity Target (2017)
SML Target (2017)
Denison Mines
HOOK-CARTER PROJECT
Winter 2019
Diamond Drilling Program
DDH Location Map
Image: Resistivity Depth Slice
0
0.5
1
2
kilometres

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $2,366,000 during the three months ended March 31, 2019 (March 31, 2018 - $1,832,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the first quarter of 2019 was predominantly the result of an increase in share-based compensation expense related to RSU and PSU share options issued in the second quarter of fiscal 2018, an increase in employee salaries and benefits, as well as an increase in non-recurring legal costs.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2019, the Company recognized a loss of $353,000 in other income/expense (March 31, 2018 – loss of $3,456,000). The loss in the current period is predominantly due to losses on investments carried at fair value of $238,000 (March 31, 2018 – losses of $3,405,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. The losses recorded in both the current and prior periods were mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’) and common shares of Skyharbour Resources Ltd.

MANAGEMENT’S DISCUSSION & ANALYSIS

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the three months ended March 31, 2019, the Company recognized a loss of $277,000 from its equity share of its associate GoviEx (March 31, 2018 – loss of $643,000). The loss in 2019 is due to an equity loss of $275,000 (March 31, 2018 – equity loss of $663,000), based on the Company’s share of GoviEx’s net loss during the period, plus a net dilution loss of $2,000 (March 31, 2018 – dilution gain of $20,000) as a result of equity issuances completed by GoviEx, which reduced the Company’s ownership position in GoviEx from 16.21% at December 31, 2018 (18.72% at December 31, 2017), to 16.20% at March 31, 2019. The Company records its share of income or loss from associates a quarter in arrears, based on the most recent publicly available financial information, adjusted for any subsequent material publicly disclosed share issuance transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $19,027,000 at March 31, 2019 (December 31, 2018 – $23,207,000).

The decrease in cash and cash equivalents of $4,180,000 was due to net cash used in operations of $3,679,000, net cash used in investing activities of $433,000 and net cash used in financing activities of $68,000.

Net cash used in operating activities of $3,679,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $433,000 consists primarily of an increase in restricted cash mainly due to the Company’s funding the Elliot Lake reclamation trust fund, as well as the purchase of other portfolio investments.

As at March 31, 2019, the Company has spent $3,965,000 towards its obligation to spend $5,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in November 2018.

Refer to 2019 OUTLOOK below for details of the Company’s working capital requirements for the remainder of 2019.

Revolving Term Credit Facility

On January 29, 2019, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2020 (‘2019 Credit Facility’). Under the 2019 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2019 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2019 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1 2019, a new management services agreement (‘MSA’) was entered into for a term of five years (the ‘Term’). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2019	2018

Management Fee Revenue
Base and variable fees	$474	$371
Commission fees	2	44
	$476	$415

At March 31, 2019, accounts receivable includes $257,000 (December 31, 2018 – $303,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at March 31, 2019, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.89%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
At March 31, 2019, the Company had an outstanding loan receivable amount of $250,000 from GoviEx pursuant to a credit agreement between the parties. The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with the interest thereon.

●
During the three months ended March 31, 2019, the Company incurred investor relations, administrative service fees and other expenses of $21,000 (March 31, 2018 – $66,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2019, an amount of $nil (December 31, 2018 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2019	2018

Salaries and short-term employee benefits	$(705)	(507)
Share-based compensation	(504)	(309)
	$(1,209)	(816)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

At May 1, 2019, there were 589,128,908 common shares issued and outstanding, stock options outstanding for 15,642,693 Denison common shares, 5,314,432 share units, and 1,673,077 share purchase warrants outstanding for a total of 611,759,110 common shares on a fully-diluted basis.

OUTLOOK FOR 2019

Denison’s plans for 2019 continue to focus on the activities necessary to position the Company as the next uranium producer in Canada. Accordingly, the 2019 budget is focused on the advancement of Wheeler River through the EA process and the necessary de-risking ahead of the completion of a FS. The budget for Mineral Property Exploration & Evaluation is currently under review, as indications suggest that the cost of the ISR field program planned for the summer of 2019 will be higher those estimated within the 2019 Outlook.

(in thousands)	2019 BUDGET	Actual to March 31, 2019(2)
Canada Mining Segment
Mineral Sales	970	-
Development & Operations	(3,640)	(535)
Mineral Property Exploration & Evaluation	(12,350)	(4,590)
	(15,020)	(5,125)
DES Segment
DES Environmental Services	1,520	227
	1,520	227
Corporate and Other Segment
UPC Management Services	1,920	476
Corporate Administration & Other	(5,170)	(1,689)
	(3,250)	(1,213)
Total(1)	$ (16,750)	$ (6,111)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies in its audited annual consolidated financial statements for the year ended December 31, 2018 for ‘Leases.’ On January 1, 2019, Denison adopted the provisions of IFRS 16 Leases (‘IFRS 16’) using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (‘IAS 17’) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (‘IFRIC 4’). Denison’s new accounting policy for leases is as follows:

A.
Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

MANAGEMENT’S DISCUSSION & ANALYSIS

●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The lease payments are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance. The Company accounts for the lease and non-lease components separately. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 12, 2019 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the projections made in the 2019 Outlook; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources, including the new mineral resource estimate for the Huskie deposit; exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (‘SEC’) does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. The estimates of mineral reserves in this MD&A have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7. Under the requirements of the SEC, mineralization may not be classified as a ‘reserve’ unless the determination has been made, pursuant to a ‘final’ feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC. Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.